March 20, 2023

Via EDGAR
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549
Attn: Charles Eastman

Re:	File No. 001-39063-SEC Comment Letter dated March 9, 2023

Dear Mr. Eastman:

We are writing in response to the letter from the Securities and Exchange Commission dated March 9, 2023 in which the staff of the Division of Corporation Finance requested certain information regarding our annual report on Form 10-K for the fiscal year ended October 31, 2022, which we filed on December 23, 2022, and our report on Form 8-K furnished on February 21, 2023 (the "Comment Letter").

In the Comment Letter, you had requested a response from us within 10 business days, or March 23. Pursuant to our recent telephone conversation, we respectfully request an extension of an additional 10 business days to prepare our response. We intend to file our response on EDGAR no later than April 6, 2023.

If you have any questions, please feel free to contact me.

Sincerely,

/s/ Richelle E. Burr
Richelle E. Burr
Executive Vice President, Chief Administrative Officer, General Counsel and Secretary
Photronics, Inc.